Contact

www.linkedin.com/in/denisrono
(LinkedIn)

Denis Rono

"The best way to predict the future is to create it." P. Drucker & A. Lincoln

Mooresville, North Carolina, United States

Experience

PayRink Inc.
Founder/CEO
June 2021 - Present (1 year 9 months)

PayRink is a Payments company. Can be used for payments for goods and services in retail and e-commerce. PayRink offers the lowest transaction fees in the market, at 0.3% per transaction compared to the current rates of 1.5%-3.5%. It allows for payments between consumer to business, business to business, and business to consumer. Learn more at https://payrink.com/

NpCloud Solutions Inc.
Chief Executive Officer
November 2021 - Present (1 year 4 months)
Mooresville, North Carolina, United States

NpCloud Solutions Inc. is a healthcare technology company. Currently in the late stages of developing Electronic Health Record(EHR) Software.

Psychiatry Lines
Psychiatric Nurse Practitioner
May 2020 - July 2022 (2 years 3 months)
Mooresville, North Carolina, United States

Corizon Health, Centurion
Psychiatric Nurse Practitioner
July 2020 - December 2020 (6 months)
United States

Omni Community Health
Psychiatric Nurse Practitioner
November 2019 - July 2020 (9 months)
Johnson City, Tennessee Area

UHS
Psychiatric Registered Nurse
July 2015 - November 2019 (4 years 5 months)

US Army

Healthcare Specialist(Medic)

December 2009 - October 2014 (4 years 11 months)

Fort Bragg NC

Education

Vanderbilt University

Master of Science Nursing, Psychiatric/Mental Health Nurse/ Nursing · (2018 - 2019)

University of North Carolina at Pembroke

Bachelor of science Nursing · (2012 - 2015)

Campbell University

Bachelor of Applied Science - BASc · (2010 - 2011)